Articles of Amendment Number 1 to

Articles of Incorporation of

ZIMMERMAN BIOPHARMA HOLDING, INC.

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

The amendment is being filed pursuant to s. 607.0120(11)(e), F.S.

ARTICLE IV SHARES

The number of shares of common stock the Corporation is authorized to issue shall be and hereby is increased to 2,000,000,000 (Two Billion) shares from 700,000,000 (Seven Hundred Million) shares, par value $0.001.

The number of shares of preferred stock the Corporation is authorized to issue and the number of shares and designation of the Series A-1 preferred stock shall be unchanged.

ADOPTION OF AMENDMENT

The amendment was adopted by the shareholders. The number of votes cast for the amendment by the shareholders was sufficient for approval.

Dated: February 18, 2020

By: ______________________

David J. Wood, Chief Executive Officer